

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Michael J. Zylstra
Vice President and General Counsel
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 26, 2013**
> **File No. 1-25225**

Dear Mr. Zylstra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Proposal 5: Advisory Vote Regarding a Proposal Publicly Made by Affiliates…, page 56

1. Please revise throughout the proxy statement to clarify that the Biglari Group is no longer soliciting consents to request a special meeting. See the Biglari Group's soliciting materials filed on September 26, 2013.

2. We note that you describe some of the consequences to the issuer of paying a special dividend of $20 per share, including an increase in debt and possible reduction in credit rating. Please also revise to address whether paying a $20 per share dividend will have any financial consequences under any existing credit agreements or any other agreements.

3. We note that Proposal 5 is advisory and non-binding. Please describe the board's plans, if any, in the event that the proposal is approved.

    Please contact me at (202) 551-3411 with any questions you may have.

    Sincerely,

    /s/ Peggy Kim

    Peggy Kim
    Special Counsel
    Office of Mergers and Acquisitions

cc: Scott Bell, Esq.
        Bass, Berry & Sims PLC